EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Three Months Ended March 31,	2015	2014
FIXED CHARGES
Interest expense	$27.5	$36.5
Portion of rentals deemed interest	1.2	1.6

TOTAL FIXED CHARGES	$28.7	$38.1

EARNINGS
Income before taxes	$561.7	$406.5
Fixed charges	29.9	38.0

EARNINGS AS DEFINED	$591.6	$444.5

RATIO OF EARNINGS TO FIXED CHARGES	20.61X	11.67X